Exhibit 99.1

The Hague, November 9, 2006

AEGON to discontinue secondary listing on Frankfurt and Zurich stock exchanges

AEGON N.V. will submit applications to discontinue its secondary listing of common shares on the Frankfurt Stock Exchange in Germany and on the SWX Swiss Exchange in Zurich, Switzerland.

In deciding to discontinue the two listings, AEGON noted the low trading volume of its shares on both the Frankfurt and SWX exchanges.

The last trading date on both stock exchanges will be announced once the applications to delist have been accepted by the exchanges.

AEGON shares will remain listed on Euronext Amsterdam, the New York Stock Exchange, the London Stock Exchange, and the Tokyo Stock Exchange.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)